Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 18 - 2006

JUNE 28, 2006
FOR IMMEDIATE RELEASE

POSITIVE DEFINITION DRILL RESULTS FROM THE LOWER INTER ZONE
AT CASA BERARDI

Aurizon Mines Ltd. (TSX:ARZ; AMEX:AZK) is pleased to present the first results from its Lower Inter definition drilling program at its 100% owned Casa Berardi Gold Project located in north-western Quebec, Canada.  The Lower Inter Zone is to the west of Zone 113, where initial production at Casa Berardi is scheduled to commence in the fourth quarter.

“These results are significant because they indicate the potential for higher grades than the 7.27 grams per tonne gold resource grade previously estimated for the Lower-Inter Zone.” stated David Hall President and CEO of Aurizon, “We have long believed that Casa Berardi had significant potential for additional value.  Today’s results, while clearly preliminary, confirm that we have only begun to scratch the surface of its full potential.”

An access drift to the Lower Inter Zone was completed earlier this quarter allowing fan-shaped definition drilling from stations located closer to the vein.  The first section was started in May and completed in June, 2006.

The Lower Inter Zone is an extensive, flat lying gold vein which fills a large void between the contact of the vertical Casa Berardi Fault and the flat lying Lower Inter Fault.  Drilling indicates that higher grade gold mineralization occurs in vein material that lies close to the intersection of the two faults.  Results are as follows:

		Gold Grade
Section	Hole	Ounces per ton (Uncut)	Grams per tonne (Uncut)	Thickness ( m) Along the hole
Section 10450E	U707	0.75	25.6	48.2
Section 10450E	U704	0.67	22.9	12.4
Section 10450E	U703	0.58	19.8	7.8
Section 10475E	U718	0.51	17.6	45.5
Section 10450E	U706	0.45	15.4	11.0
Section 10475E	U719	0.31	10.5	29.1
Section 10450E	U708	0.17	5.7	9.7
Section 10450E	U700	0.10	3.3	7.9
Section 10450E	U705	0.09	3.2	11.0
Section 10475E	U717	0.09	3.0	10.9
Section 10450E	U702	0.06	2.1	3.4
Section 10450E	U701	0.02	0.6	8.0

June 28, 2006
POSITIVE DEFINITION DRILL RESULTS FROM THE LOWER INTER ZONE AT CASA BERARDI

Quality Control

Core assays are performed on split or core sawed in half, with standard fire assay procedures and gravimetric finition.  Certified reference material is inserted in the sample sequence for quality control.  Assay checking on the pulp and reject samples are carried out systematically.  Primary assaying is performed by Technilab of Ste-Germaine and check assays are carried out by ALS Chemex of Val D’Or.

Drill hole planning, implementation and the quality control program is supervised and the information in this news release has been verified by Jeannot Boutin, P. Eng., Superintendant Mining Geology, an appropriately qualified person as defined by National Instrument 43-101.

Additional Information

One sketch is attached showing the Lower Inter definition drilling.  All other information previously released on the Casa Berardi Project, including the Feasibility Study prepared by Roscoe Postle & Associates Inc. dated October 26, 2005 is also available on the Aurizon website at www.aurizon.com and www.sedar.com.

About Aurizon

Aurizon is a pure gold company with a growth strategy focused on establishing a gold production base through the development of its Casa Berardi Project in north-western Quebec, and increasing gold production by accretive transactions.  The 100% owned Casa Berardi Project is fully-funded, on budget and on schedule to commence production in late 2006, which will enable the Company to take advantage of the current high gold prices.  Casa Berardi has an initial mine life of more than 6 years based on reserves of 1.2 million ounces of gold, representing only 45% of the global resource at Casa Berardi.

Casa Berardi is accessible by road, is permitted and is on the Hydro Quebec power grid.

Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans, the timing of bringing Casa Berardi into production, mine life, future commercial production, and work programs. Forward-looking statements express, as at the date of this news release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, environmental risks and hazards, risks of delays in construction and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

June 28, 2006
POSITIVE DEFINITION DRILL RESULTS FROM THE LOWER INTER ZONE AT CASA BERARDI

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

10400E
10800E
11200E
11600E
12000E
12400E
WEST
PRINCIPAL
CROWN PILLAR
118 - 120
Infill drilling area
-400m
-800m
550 m
690 m
790 m
Lower Inter
Definition drilling
25.6/48.2
10.5/29.1
15.4/11.0
-500m
22.9/12.4
17.6/45.5
5.7/9.7
3.0/10.9
3.2/11.0
19.8/7.8
-550m
3.3/7.9
10400E
0
25m
10500E
Legend
Mineable Reserves
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Preproduction Development 2006
Proposed Development Feasibility study
Exploration Area
New Holes Reported
Metal Factor >50
Metal Factor >15
Metal Factor <15
Assays Pending
Previous Hole reported
8.4/7.1 = g/t Au/m
0
200m
AURIZON MINES LTD.
CASA BERARDI PROJECT
QUEBEC
Composite Vertical Longitudinal Section
Principal and West Mine Area
June 28, 2006

Reference: News Release Issue No. 18-2006